August 17, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Todos Medical Ltd. (the “Company”)
Registration Statement on Form F-1
File No. 333-244414

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 9:00 AM on August 18, 2020, or as soon thereafter as is practicable.

Very truly yours,

TODOS MEDICAL LTD.

By:	/s/ Gerald Commissiong
Name:	Gerald Commissiong
Title:	CEO